VIA EDGAR	October 23, 2009

Re:	Affiliated Computer Services, Inc.
Preliminary Proxy Materials
Xerox Corporation
Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Xerox Corporation, a New York corporation (“Xerox”), and Affiliated Computer Services, Inc., a Delaware corporation (“ACS”), we hereby submit for filing by direct electronic transmission a registration statement on Form S-4 with respect to registration under the Securities Act of 1933, as amended (the “Securities Act”), of shares of Xerox common stock, par value $1.00 per share, issuable in the proposed merger (the “Merger”) of ACS with and into Boulder Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Xerox, and preliminary proxy materials which will be sent to stockholders of ACS in connection with its special meeting at which its stockholders will be asked to adopt the merger agreement and stockholders of Xerox in connection with its special meeting at which its stockholders will be asked to vote on the issuance of shares of Xerox common stock to be issued in the merger.

The $208,490.12 filing fee, calculated pursuant to Rule 457(f) under the Securities Act, has been transmitted by wire transfer of immediately available funds to Xerox’s account with the Securities and Exchange Commission.

If you have any questions with respect to the foregoing, please contact Mario Ponce (212-455-3442) of Simpson Thacher & Bartlett LLP, counsel to Xerox, or Minh Van Ngo (212-474-1465) of Cravath, Swaine & Moore LLP, counsel to ACS.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP

CRAVATH, SWAINE & MOORE LLP